UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,D.C.20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2023

Commission File Number:001-40024

MICROALGO INC.

(Translation of registrant’s name into English)

Unit 507,Building C,Taoyuan Street,

Long Jing High and New Technology Jingu Pioneer Park,

Nanshan District,Shenzhen,People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): Yes ☐  No ☒

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

MicroAlgo Inc.becomes a Foreign Private Issuer

As of June 30, 2023, which was the last business day of the registrant’s second quarter, MicroAlgo Inc (the “Company”) determined that it would qualify as a foreign private issuer, as that term is defined in Rule 3b-4(c) promulgated under the Securities Exchange Act of 1934, beginning as of July 1, 2023. As a result, the Company will no longer file annual reports on Form 10-K, quarterly reports on Form 10-Q or current reports on Form 8-K. Instead, it will file its annual report on Form 20-F and other reports on Form 6-K. These reports are available to the public over the internet at the SEC’s website at www.sec.gov and from the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C.20549 (telephone 1-800-SEC-0330).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 5, 2023	MicroAlgo Inc.

	By:	/s/ Min Shu
	Name:	Min Shu
	Title:	Chief Executive Officer

2